  Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258
480-966-2020
December 31, 2012

Ms. Kate Beukenkamp,
Attorney-Advisor
Securities and Exchange Commission
Washington, DC

Re:         Wonder International Education & Investment Group Corporation (“Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-163635

Dear Ms. Beukenkamp:

This letter responds to the Staff’s comment letter dated November 20, 2012 regarding the above referenced filing. For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.  In addition, once the comment process is completed, the Company intends to file an Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011 on EDGAR (“Amendment”).

1. Please see attached Organizational Structure which has been revised.

2. Please see the following disclosure which will included in the Business Information section of the Amendment:

Government Regulation

The Chinese government regulates the education services industry and the substance of Internet content. This section summarizes the principal Chinese regulations relating to our businesses. We operate our business in China under a legal framework that consists of the State Council, which is the highest executive authority of the Chinese central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the State Administration of Foreign Exchange, or SAFE, the Ministry of Information Industry, or MII, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

We have been advised by our PRC counsel that, no consent, approval or license other than those already obtained by our Chinese subsidiaries and affiliates is required under any of the existing laws and regulations of China for our business and operations.

Regulations on Operating Private Schools

The principal regulations governing private education in China consist of the Education Law of the People’s Republic of China, The People’s Republic of China (PRC) Law for Promoting Private Education (2003), and the Implementation Rules for the PRC Law for Promoting Private Education (2004).  These regulations are summarized below.

Education Law of the People’s Republic of China

The Education Law of the People’s Republic of China, or the Education Law, was enacted on March 18, 1995. The Education Law sets forth provisions relating to the fundamental education systems of China, including a system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law requires the government to formulate plans for the development of education and the establishment and operation of schools and other education institutions. In principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with Chinese laws and regulations. Nevertheless, no school or any other accredited educational institution may be established for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The PRC Law for Promoting Private Education (2003) and The Implementation Rules for the PRC Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the MCA or its local counterpart as a privately run non-enterprise legal person.

The operation of private schools is highly regulated. For example, the types and amounts of fees charged by private schools offering certifications must be approved by the relevant governmental authority and be publicly disclosed, and the types and amounts of fees charged by private schools that do not offer certifications need only be filed with the relevant governmental authority and be publicly disclosed.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors in a private school may elect to require “reasonable returns” from the schools. Under the regulations, an election to establish a private school as one requiring reasonable returns must be made in the articles of association of the school. For schools that have made this election, the amount of reasonable return that can be distributed to investors each year is determined based on a percentage of the school’s “operating surplus,” which is equal to the school’s annual net income less the aggregate amount of donations received, government subsidies, if any, the amount required to be reserved for the school’s development fund and other expenses as required by the regulations. This percentage is determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and other fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the school’s admission standards and educational quality. Information relating to these factors must be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. This disclosed information and the decision to distribute reasonable returns must also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current Chinese laws and regulations provides a formula or other guidelines for determining “reasonable returns.” In addition, none of the current Chinese laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that has not made this election. At the end of each fiscal year, private schools are required to allocate a certain amount to their development fund for the construction and maintenance of the school and the procurement and upgrade of educational equipment. For private schools that require reasonable returns, this amount must be no less than 25% of the annual net income or the annual increase in the net assets of the school, while for other private schools, this amount must be no less than 25% of the annual increase in the net assets of the school, if any. Private schools that have not elected to require reasonable returns are entitled to the same preferential tax treatment as public schools. The regulations require that preferential tax treatment policies applicable to private schools requiring reasonable returns to be formulated by the finance authority, taxation authority and other authorities under the State Council, but to date no such regulations have been promulgated by the relevant authorities.

3.  The Company’s disclosure in the Excellent Education Certification section of the Amendment will include the following:

“Wonder was chosen by the PRC Government as a “recommended institution....” since we target rural village students for our vocational programs. As result, our business plan had coincided with the efforts of the government to extend education to the rural villages. The designation of “recommend institution” is significant because we use the “recommended institution” in our student marketing materials and, based on past results, we believes it assists us in recruiting new students. In addition, to a lesser extent, we believe the “recommended institution” designation helps with the placement of Wonder’s students into full time employment.

4. In the Amendment, we will remove any reference to financial incentives provided by the PRC government.

5. While we believe that we have employed 100% of our students once they have been certified, we believe that due to the sheer volume of students, the “almost all” statement is a more cautionary statement. We will use the “almost all” statement in the Amendment. On the average, almost all (close to 100%) of the students are placed within 30 days after graduation.

6. To clarify our prior response regarding this matter, Anhui Wonder is in the process of preparing the SAFE application process and expects to have it filed in January 2013.

7. The response will be included in the Amendment.

8.  The Company has at times advanced funds and has received repayments from other companies that are considered related parties due to a relationship with our Chairman and principal owner,  Mr. Chungui Xie.  Mr. Xie is a principal owner of each of these companies.  A summary of transactions with these companies during the year 2011 is presented in the following table.  There was no interest paid or received because of these transactions during the year ended December 31, 2011.

	Beginning Balance			Currency	Ending Balance
	January 1,2011	Advances	Repayments	Fluctuations	December 31, 2011
Wonder University	18,307,763	21,727,831	(39,460,397)	465,553	1,040,750
Wonder Electronics Corp	3,054,571	-	(3,129,061)	74,490	-
Ri Hai	1,730,374	92,960	(1,865,532)	42,198	-
Ya Wei	-	-	-	-	-
Davenport Environment Co	164,857	-	(168,877)	4,020	-
Sen Hai	1,728,274	27,888	(1,798,308)	42,146	-
Wonder Advertisement Co	292,114	22,994,656	(23,293,894)	7,124	-
Hefei IT Service School	367,167	464	(376,585)	8,954	-
Science & Commerce Co	143,280	-	(146,774)	3,494	-
Yu Jing	2,494,026	-	(2,554,846)	60,820	-
Zhengzho IT Co	-	21,691	(21,691)		-

Total	28,282,426	44,865,490	(72,815,965)	708,799	1,040,750

The remaining balance of $1,040,750 was repaid during the first half of 2012.

9.  There are two owners of Wonder University.  The Company owns a 7% equity interest and Mr. Chungui Xie owns the other 93%.  The cooperative relationship that was mentioned in previous comment 18 refers to occasional use by one of classroom space of the other, and cooperative discussions among faculty members of the two entities. The Company, with only a 7% equity interest in the university, does not have significant influence over it.  We have accounted for the our equity interest in the university by the cost method.  Since we own less than a 20% equity interest in the university, we have not used the equity method of accounting.

ASC 323 covers investments and the application of the equity method for joint ventures and other non-controlled entities.  Generally if an investor owns 20% to 50% of the equity investment in a company it is assumed that there is substantial influence over the operations of the entity and therefore the equity method should be applied.  A less than 20% owner would use the cost method of accounting for the investment and a greater than 50% owner would consolidate the entity.  There are, of course, cases in which an owner in the 20% to 50% range does not exert substantial influence and also cases where a less than twenty percent owner does exert substantial influence.

Since China Wonder owns 7% of the equity of Wonder University, it is appropriate to determine whether it has significant influence over the university.  Although Mr. Xie owns 93% of the equity interests of the university, the university has an independent Board of Directors.  It offers a higher level of education than the Company to a much greater number of students and, while the entities are similar in their mission of providing education, they are quite independent of each other.  China Wonder has almost no influence in the operations of the university.  For that reason, the investment should be accounted for using the cost method (ASC 325-20-25-1.)

Further consideration was given to the question of significant influence, applying the areas of influence indicated in ASC 323-10-15-6.  These areas include representation on the boards of directors, participation in policy making processes, material intra-entity transactions, interchange of managerial personnel, technological dependency and extent of ownership.  Our judgment under ASC 323-10-15-7 is that, despite the common ownership, the independent management processes and the separation of the companies in all operations precludes a conclusion of significant influence.

10.  We determined the fair value of our equity in Wonder University by reference to an appraisal, which is attached to this response letter.  The Company obtained a 7% equity interest in the university through negotiation.  The Company had made advances to the university which totaled 7% of the total value of the university.  It followed, therefore, that the Company would agree to accept a 7% equity interest in the university in return for canceling the university's debt obligation.

11. The board of directors of Wonder International (Wonder USA) was elected by its shareholders. As with virtually all corporations, the Company’s by-laws control the process of terminating, appointing and compensating directors.

12.  The decisions of the operating companies are made by the management of the operating companies.  The operating companies report to or are controlled by Anhui Wonder.  Anhui Wonder reports to or is controlled by the WOFE, and the WOFE reports to or is controlled by Wonder International (Wonder USA).  Given that key management positions (CEO and CFO) of Anhui Wonder, WOFE and USA Wonder are identical, there have not been any managerial conflicts.  Furthermore, in addition to the common management referenced above, given Mr. Xie’s controlling ownership position in all of the various companies, no conflicts are anticipated.

13. The key officers of  Anhui Wonder, WOFE , Wonder International (Wonder USA) and the operating companies are set forth below:

Anhui Wonder/WOFE and Wonder International (Wonder USA)

Anhui Wonder, WOFE and Wonder International (Wonder USA): Xiang Wei (CEO)/ Wenming Xie (CFO)/Chungui Xie (Chairman).

Operating Companies

Zhejiang：Huafeng Yue（Ceo）/ Junqing Zhang（Cfo）
Jiangsu：Tao Jiang（Ceo）/ Li Gao（Cfo）
Henan：Bo Xu（Ceo）/ Gongtang Zhu（Cfo）
Liaoning：Liangping Chen（Ceo）/ Jiabao Sun（Cfo）
Anhui：Zhiqiang Wu（Ceo）/ Yongdong Wang（Cfo)
Hubei  ：De Wang（Ceo）/ Yongdong Wang（Cfo）
Fujian ：Laisheng Ding（Ceo）/ Pengcheng Geng（Cfo）

The officers of each operating company can be replaced by the vote of the board of directors of Anhui Wonder. Mr. Chungui Xie is the Chairman of the Board of Anhui Wonder, the WOFE and Wonder International (Wonder USA).

14. The board members are appointed, and can be removed or replaced, by Mr. Xie, the controlling  shareholder of Anhui Wonder.

15. Any relationship between Mr. Xie and any other shareholder or directors have been previously disclosed in the Company’s filings.

16.  Mr. Xie is the founder of the operating companies and we believe that he has been and continues to be highly instrumental in the purpose and design of the operating companies. Due to his ownership position, he can not be removed involuntarily from positions with the stated companies.

17. Mr. Xie does not deal directly with vendors. However, he has limited interaction with the operating companies management, employees and has limited interaction with government officials. While we believe that he has been and continues to be instrumental in the operations of the various companies, I also believe that a competent and skilled senior level management person with knowledge of this industry could fulfill his responsibilities.

18. I do not understand your question as Mr. Xie is the controlling shareholder of Wonder International (Wonder USA) and Anhui Wonder. There have not been any disagreements in the past.

19. The legal representative for each school's business license is set forth below.
Legal Representative of the operating companies:
Jiangsu Wonder School:   Chungui Xie
Fujian Wonder School:   Chungui Xie
Anhui Wonder Computer College:   Chungui Xie
Zhejiang Wonder School:   Chungui Xie

19. The legal representative for each school's business license is set forth below.
Legal Representative of the operating companies:
Jiangsu Wonder School:   Chungui Xie
Fujian Wonder School:   Chungui Xie
Anhui Wonder Computer College:   Chungui Xie
Zhejiang Wonder School:   Chungui Xie
Liaoning Wonder School: Chungui Xie
Henan Wonder School:   Ruisheng Zhang
Hubei Wonder School:   Zheng Hu
Henan Wonder School:   Ruisheng Zhang
Hubei Wonder School:   Zheng Hu

In addition, the operating companies have officers, who are its legal representatives. As stated above, the control over the operating companies ultimately rests with Mr. Xie, the controlling   shareholder  of  Anhui Wonder as he has the power and authority to replace the board of directors of the operating companies, who in turn can replace the officers.

20.  The fee has never been waived and it is not our intention to waive any such fees.  We have allowed the schools to retain their earnings to finance expansion.

21. There are no restrictions on or impediments to the transfer of monies from the operating companies to the WFOE.  Transfers from the WFOE to Wonder International are subject to the normal restrictions on transfers of funds outside of China.  Government approval must be obtained for such transfers. Please see our disclosure in the Risk factor section page 31, Risk factor “Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiary to obtain financing.”

22.  Summarized balance sheet information of the operating companies is attached.  The financial performance and cash flows of the Company are aliened with those of the WFOE and the operating companies.  The Company controls the operations of the operating companies and their cash flows through the WFOE, which effects control over those operations through the various agreements which are described in Note 1 to the financial statements.  The financial position, financial performance, and cash flows of the Company are totally dependent on the results produced by the operating companies.

23.  We will include in the Disclosure Controls and Procedures section the following language:  our internal control over financial reporting was determined to be not effective because our financial statements as of December 31, 2010 and for the year then ended had to be restated.  The restatement was necessary because it was discovered that income tax obligations accrued in previous years were not necessary.  This discovery occurred during 2011 when for the first time the Company became aware of a ruling of the taxing authority that had been issued in a prior year.  The chief financial officer of the Company has been assigned responsibility to monitor pronouncements and rulings that affect our tax obligations.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

Mr. Xiang Wei
Chief Executive Officer

China Wonder											Exchange Rate:
Balance sheet summary by school												6.336
For the year ended December 31, 2011
	In RMB:
SCHOOL	LN	HB	JS	ZJ	FJ	HN	AH	CHINA WONDER	TOTAL	ADJUSTMENTS	RMB TOTAL	USD TOTAL

CURRENT ASSETS	715,829	1,196,735	623,733	3,448,901	323,045	1,008,055	26,782,484	11,049,651	45,148,433	(25,796,829)	19,351,583	3,054,227

FIXED ASSETS	799,744	840,820	779,020	1,805,216	767,092	940,081	45,067,325	9,188	51,008,486	-	51,008,486	8,050,582

OTHER ASSETS								240,000,000	240,000,000	-	240,000,000	37,878,788

TOTAL ASSETS	1,515,573	2,037,555	1,402,753	5,254,117	1,090,137	1,948,136	71,849,809	251,058,839	336,156,919	(25,796,829)	310,360,069	48,983,597

CURRENT LIABILITIES	954,079	403,139	860,403	4,888,326	541,343	1,405,554	27,193,606	35,785,624	72,032,074	25,557,004	97,589,078	15,402,317

TOTAL LIABILITIES	954,079	403,139	860,403	4,888,326	541,343	1,405,554	27,193,606	35,785,624	72,032,074	25,557,004	97,589,078	15,402,317

EQUITY	561,473	1,634,416	542,350	365,791	548,794	542,583	44,656,203	215,273,214	264,124,824	(51,353,833)	212,770,991	33,581,280

TOTAL LIABILITIES AND EQUITY	1,515,552	2,037,555	1,402,753	5,254,117	1,090,137	1,948,137	71,849,809	251,058,838	336,156,898	(25,796,829)	310,360,069	48,983,597
											RMB	USD TOTAL
SCHOOL RETAINED EARNINGS BEGINNING	45,707	41,698	41,613	50,425	57,372	50,910	49,757	118,715,942	119,053,424		119,053,424

NET INCOME	165,766	1,874,310	90,736	4,015,367	82,022	641,673	30,001,110	54,707,272	91,578,256		91,578,256
TRANSFER TO CHINA WONDER	(150,000)	(1,870,000)	(89,999)	(4,000,001)	(90,000)	(650,000)	(30,000,000)	36,850,000	-		-

RETAINED EARNINGS ENDING	61,473	46,008	42,350	65,791	49,394	42,583	50,867	210,273,214	210,631,680	(51,353,833)	159,277,847	19,591,560

本证书由中华人民共和国建设部批准颁发。

本证书合法持有人有权使用注册房地产估价师名称，执行房地产估价业务，有权在房地产估价报告上签字。

This certificate is approved and issued by the Ministry of Construction of the People's Republic of China.

The legal bearer of this certificate has the right to use the title of Certified Real Estate Appraiser, to carry out real estate appraisal practice and to sign on the real estate appraisal report.

中华人民共和国建设部

发证机关

No. 00025791

姓　名 / Full Name

齐向良

性　别 / Sex

男

身份证件号码 / Identity Card No.

340103196509223531

注 册 号 / Registration Number

3419980028

执业机构 / Employer

安徽金瑞安房地产估价事务所有限公司 **Anhui Jinruian Real Estate Appraisal Firm Co. Ltd**

专(非专)职 / Full-time (Part-time)

专职 **Full-time Employment**

有效期至 / Expiration Date

2011-4-7

持证人签名 / Bearer's Signature

BUSINESS LICENSE

企业法人营业执照

（副　本）(COPY)

Registration No. 注册号　3401002011956(1—1)

名 discription 称　Anhui Jinruian Real Estate Appraisal Firm Co. Ltd
安徽金瑞安房地产估价事务所有限公司

住 location 所　19th Fl., No. 109, Mengcheng Rd. Hefei Anhui
合肥市蒙城路109号19层

法定代表人姓名　齐向良 Legal Representative: Xiangliang Qi

注册资本　壹佰万圆整 Registrated Capital: RMB ONE MILLION YUAN

实收资本　壹佰万圆整 Paid-in Capital: RMB ONE MILLION YUAN

Category: Natural person funded Limited Liability Company
公司类型　有限责任公司（自然人出资）

经营范围　房地产估价、可行性研究与投资分析，房地产咨询、策划，市场调研。

usiness scope:
Real Estate Appraisal / Feasibility Study & Investment Analysis / Real Estate Advisory, planning & market research

: of establishment: June 11th 2003
成立日期　2003年06月11日

term of operation: June 11th 2003 to Dec. 31st 2013
营业期限　2003年06月11日　至 2013年12月31日

须　知

1. 《企业法人营业执照》是企业法人资格和合法经营的凭证。
2. 《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3. 《企业法人营业执照》正本应当置于住所的醒目位置。
4. 《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5. 登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6. 每年三月一日至六月三十日，应当参加年度检验。
7. 《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8. 办理注销登记，应当交回《企业法人营业执照》正本和副本。
9. 《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况

2006年检 2007.7.18	2007年检 2008.6.17		

〖每年三月一日至六月三十日报送年检材料〗

June 23rd 2005
2005年06月23日
Hefei Administrtion for Industry & Comm

Qualifications Certification for Real Estate Institutes

房地产价格评估机构资格证书

institute name: Anhui Jinruian Real Estate Appraisal Firm Co. Ltd.

机构名称：安徽金瑞安房地产估价事务所有限公司

法人代表：齐向良 Legal representative : Xiangliang Qi

address 地　　址：安徽省合肥市蒙城路109号省地税大厦19层

Local Taxation Building, 19th Floor, No. 109, Mengcheng Rd., Hefei, Anhui

License No. 执照号码：3401002011956

Qualification Level 资格等级：叁　　级 Third Level

Certificate No. 证书编号：GA083006

Valid Period 有效期限：二〇〇八年六月三日—二〇〇九年十二月三十一日

from June 3rd 2008 to Dec. 31st 2009

Authorized by Anhui Province Department of Construction 发证机关

June 3rd. 2008 二〇〇八年六月三日

Ministry of Construction of the PRC

中华人民共和国建设部制

本证书由中华人民共和国建设部批准颁发。

本证书合法持有人有权使用注册房地产估价师名称，执行房地产估价业务，有权在房地产估价报告上签字。

This certificate is approved and issued by the Ministry of Construction of the People's Republic of China.

The legal bearer of this certificate has the right to use the title of Certified Real Estate Appraiser, to carry out real estate appraisal practice and to sign on the real estate appraisal report.

中华人民共和国建设部

发证机关

No. 00014612

姓 名 / Full Name
吴小刚

性 别 / Sex
男

身份证件号码 / Identity Card
340122196709170031

注 册 号 / Registration Number
3420060017

执业机构 / Employer
安徽金瑞安房地产估价事务所有限公司 **AnhuiJinruian Real Estate Appraisal Firm Co. Ltd**

专(非专)职 / Full-time (Part-time)
专职 **Full - time employment**

有效期至 / Expiration Date
2009-9-17

持证人签名 / Bearer's Signature

本证书由中华人民共和国建设部批准颁发。

本证书合法持有人有权使用注册房地产估价师名称，执行房地产估价业务，有权在房地产估价报告上签字。

This certificate is approved and issued by the Ministry of Construction of the People's Republic of China.

The legal bearer of this certificate has the right to use the title of Certified Real Estate Appraiser, to carry out real estate appraisal practice and to sign on the real estate appraisal report.

中华人民共和国建设部

发证机关

No. 00014612

姓　名 / Full Name
吴小刚

性　别 / Sex
男

身份证件号码 / Identity Card
340122196709170031

注 册 号 / Registration Number
3420060017

执业机构 / Employer
安徽金瑞安房地产估价事务所有限公司 **AnhuiJinruian Real Estate Appraisal Firm Co. Ltd**

专(非专)职 / Full-time (Part-time)
专职 **Full - time employment**

有效期至 / Expiration Date
2009-9-17

持证人签名 / Bearer's Signature

安徽金瑞安房地产估价事务所

summarey
目　录

1. To the commissioning party letter
一、致委托方函……………………………………………（3）
2. Appraisers Statement
二、估价师声明……………………………………………（4）
3. Valuation assumptions and limiting conditions
三、估价的假设和限制条件………………………………（5）
4. appraisal report disclosure
四、估价报告结果…………………………………………（8）
五、估价技术报告…………………………………………（11）
5. appraisal report review

2

Anhui Jinruian Real Estate Appraisal Firm
安徽金瑞安房地产估价事务所

1. To the commissioning party

一、致委托方函

Anhui Wonder University of Information Engineering

安徽文达信息工程学院：

我所受您委托，对位于紫蓬山风景旅游区森林大道旁安徽文达信息工程学院内 28 幢综合楼，总建筑总面积为 218457.27m² 的房产及 46.91 m² 土地使用权在估价基准日 2011 年 12 月 31 日的价值进行估价。

根据《中华人民共和国城市房地产管理办法》、《安徽省房地产估价管理办法》以及《合肥市房地产估价管理暂行办法》之规定，遵循公正、公平、客观、科学的原则，对委估范围内房地产进行了实地勘察，查阅了你们提供的有关资料和文件以及本所资料库中的有关资料，按照中华人民共和国国家标准《房地产估价规范》规定的工作程序，采取了市场比较法及收益法进行估价。经估算，确定估价对象在估价基准日 2011 年 12 月 31 日的客观合理价格为 230134.23 万元，商誉价值人民币 100000 万元，合计价值：大写（人民币）叁拾叁亿零壹佰叁拾肆万贰仟叁佰元整。

Anhui Jinruian Real Estate Appraisal Firm, was authorized to perform the appraisal of Anhui Wonder University of Information & Engineering which is located at Forest Ave in Zipeng scenic tourist district with a total constrction area of 218457.27 square meters & 46.91 square meters of land use rights. The asset evaluation date was based on the market value of the subject property on Dec. 31st. 2012.

此致

Anhui Jinruian Real Estate Appraisal Firm

安徽金瑞安房地产估价事务所有限公司

法人代表：

二０一一年十二月三十一日

The objective & resasonable value was in amount of RMB 2,301,342,300; the goodwill value was in amount of RMB 1,000,000,000 based on the assessment dated Dec. 31st 2011; Therefore, the total value was in amount of RMB 3,301,342,300.

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安徽金瑞安房地产估价事务所

二、估价师声明

Appraiser statement

我们郑重声明：

1、我们在本估价报告中的陈述是真实的和准确的。

2、本估价报告中的分析、意见和结论旨我们自己公正的专业分析、意见和结论，但受到本估价报告中已尽明的假设和限制条件的限制。

3、我们与本估价报告中的估价对象没有（或有已载明的）利害关系，也与当事人没有（或有已载明的）人个利害关系或偏见。

4、我们依照中华人民共和国国家标准《房地产估价规范》进行分析，形成意见和结论，撰写本估价报告。

5、我们已对本估价报告中的估价对象进行了实地查勘，并对勘察的客观性、真实性、公正性承担责任，但我们对估价对象的现场勘察公限于外观及使用状况，对被遮盖、未暴露及难以接触到的部分，依据委托方提供的资料进行评估。

6、没有人对本估价报告提供重要的专业帮助。

7、本估价报告依据了委托方提供的相关资料，委托方对资料的真实性负责。

8、本估价报告未考虑强制处置时所引起的各种减价因素。

姓名 name	注册房地产估价师证号 registered appraiser license no.
齐向良 Xiangliang Qi	3419980028
吴小刚 Xiaogan Wu	3420060017

中国注册房地产估价师 齐向良

中国注册房地产估价师 吴小刚

勘察人员：吴学勇

三、估价的假设和限制条件

1、本次估价的假设前提 Valuation assumptions & limiting conditions

①估价对象产权明晰，手续齐全，可以公开市场上自由转让；

1. Valuation of the object of clear property rights, the procedures are complete, freely available on the open market for sale

②买卖双方的交易目的都是追逐自身最大经济利益，在适当的期间完成谈判和交易，[illegible]

2. Buyer and seller trading purposes are chasing their own best economic interests in the appropriate period to complete the negotiation and transactions, and the value will stay stable during the transaction.

③交易双方都具有完全市场信息，对交易对象具有必要的专业知识；

④市场供应关系、市场结构保持稳定、未发生重大变化或实质性改变；

⑤不考虑特殊买家的附加出价。

2、未经调查确认或无法调查确认的资料数据

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安徽金瑞安房地产估价事务所

、 安徽金瑞安房地产估价事务所

房地产抵押估价报告

估价项目名称： 安徽文达信息工程学院位于紫蓬山风景旅游区森林大道旁28栋房产及46.91平方米土地价值及商誉评估报告

委　托　方： 安徽文达信息工程学院

估　价　方： 安徽金瑞安房地产估价事务所

估 价 人 员： 齐向良　吴小刚

估价作业日期： 2011/12/26—2011/12/31

估价报告编号： 皖金房估字[2011]1478号

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安徽金瑞安房地产估价事务所

目　录

一、致委托方函…………………………………………（3）
二、估价师声明…………………………………………（4）
三、估价的假设和限制条件……………………………（5）
四、估价报告结果………………………………………（8）
五、估价技术报告………………………………………（11）

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安徽金瑞安房地产估价事务所

一、致委托方函

安徽文达信息工程学院:

我所受您委托，对位于紫蓬山风景旅游区森林大道旁安徽文达信息工程学院内28幢综合楼，总建筑总面积为218457.27m²的房产及46.91m² 土地使用权在估价基准日2011年12月31日的价值进行估价。

根据《中华人民共和国城市房地产管理办法》、《安徽省房地产估价管理办法》以及《合肥市房地产估价管理暂行办法》之规定，遵循公正、公平、客观、科学的原则，对委估范围内房地产进行了实地勘察，查阅了你们提供的有关资料和文件以及本所资料库中的有关资料，按照中华人民共和国国家标准《房地产估价规范》规定的工作程序，采取了市场比较法及收益法进行估价。经估算，确定估价对象在估价基准日2011年12月31日的客观合理价格为 230134.23万元，**商誉价值人民币100000万元，合计价值：大写（人民币）叁拾叁亿零壹佰叁拾肆万贰仟叁佰元整。**

此致

安徽金瑞安房地产估价事务所有限公司

法人代表:

二〇一一年十二月三十一日

3

安徽金瑞安房地产估价事务所

二、估价师声明

我们郑重声明：

1、我们在本估价报告中的陈述是真实的和准确的。

2、本估价报告中的分析、意见和结论旨我们自己公正的专业分析、意见和结论，但受到本估价报告中已尽明的假设和限制条件的限制。

3、我们与本估价报告中的估价对象没有（或有已载明的）利害关系，也与当事人没有（或有已载明的）人个利害关系或偏见。

4、我们依照中华人民共和国国家标准《房地产估价规范》进行分析，形成意见和结论，撰写本估价报告。

5、我们已对本估价报告中的估价对象进行了实地查勘，并对勘察的客观性、真实性、公正性承担责任，但我们对估价对象的现场勘察公限于外观及使用状况，对被遮盖、未暴露及难以接触到的部分，依据委托方提供的资料进行评估。

6、没有人对本估价报告提供重要的专业帮助。

7、本估价报告依据了委托方提供的相关资料，委托方对资料的真实性负责。

8、本估价报告未考虑强制处置时所引起的各种减价因素。

姓名	注册房地产估价师证号
齐向良	3419980028
吴小刚	3420060017

中国注册房地产估价师 齐向良

中国注册房地产估价师 吴小刚

勘察人员：吴学勇

三、估价的假设和限制条件

1、本次估价的假设前提

①估价对象产权明晰，手续齐全，可以公开市场上自由转让；

②买卖双方的交易目的都是追逐自身最大经济利益，在适当的期间完成谈判和交易，洽谈交易期间物业价值将保持稳定；

③交易双方都具有完全市场信息，对交易对象具有必要的专业知识；

④市场供应关系、市场结构保持稳定、未发生重大变化或实质性改变；

⑤不考虑特殊买家的附加出价。

2、未经调查确认或无法调查确认的资料数据

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安徽金瑞安房地产估价事务所

①本报告出具的价格包含了估价对象相应用途国有土地使用权出让金。如至估价时点止，原产权人尚有任何有关估价对象的应缴未缴税、费，应按规定缴纳或从估价结果中相应扣减。

②本次估价对象由委托方有关人员现场指认，若与实际不符，应生新评估；估价人员在估价实地查勘时，并未对估价对象做建筑物基础、房屋结构上的测量和实验，本评估报告以假定估价对象结构完好前提。

③本次估价是以提供给估价机构的估价对象房屋所有权及土地使用权不存在抵押权、典权等他项权利，针对估价对象不存在工程款项拖欠纠纷为假设前提高。本次评估假设估价对象于估价时点无抵押情况或原有的抵押情况已注销。特提请报告使用人注意！

④本次评估采用的建筑面积等数据来源于委托方提供的资料，如与实际有差异，应以有关部门的确认结果为准，并据实调整评估值。

3、估价中未考虑的因素及一些特殊处理

①估价结果是为确定房地产抵押贷款额度提供参考依据。估价时没有考虑国家宏观经济政策发生变化、市场供应关系变化、市场结构转变、遇有自然力和其他不可抗力等因素对房地产价值的影响，也没有考虑估价对象将来可能承担违约责任的事宜，以及特殊交易方式下的特殊交易价格等对评估价值的影响；当上述条件发生变化时，评估结果一般亦会发生变化；

②估价结果未考虑估价对象及其所有权人已承担的债务、或有债务及经营决策失误或市场运作失当对其价值的影响；

4、本报告使用的限制条件

①本报告仅为确定房地产抵押贷款额度提供参考依据不作它用；

②本报告使用有效期为一年。即估价目的在报告完成后的一年内实现，估价结果可作估价对象的市场价格参考，超过一年，需重新进行估价；

③本报告专为委托方所使用，未经本公司同意，不得向委托方和估价报告审查部门之外的单位和个人提供；报告的全部或部分内容不得发表于任何公开媒体上。

5、其他说明

①估价过程中遇到的不确定因素，或有事项非估价人员执业水平和能力所能评定估算，估价人员和评估机构对此类事项不承担任何责任。

安徽金瑞安房地产估价事务所

②委托方应对所提供资料的真实性、完整性、合法性负责，如因资料的失真，不完整等原因引起的后理，估价人员和评估机构不承担任何责任。

③基需对估价对象进行短期强制处分，考虑快速变现如估价对象所在区域市场发育的完善程度、该类物业的市场需求有限、处置时间较一般正常交易时间短、其他不可预见因素及拍卖、过户等变现费用等因素的影响，成交价格可能仅为其公开市场价值的60%左右，详见下表：

序号	影响因素	折减率%
1	买方市场有限需求	15%
2	快速变现方式、时间限制	10%
3	拍卖等方式中介费用	5%
4	买方市场客户购买处置资产的心理	5%
5	其他不可预见因素	5%
	合计	40%

④报告所称“市场价值”是指估价对象在保持现有用途并持续经营，以及在保持评估基准日之状况和外部经济环境的前提下，为本报告书所确定的估价目的而提出的公允估价意见。该估价意见是批假定在充分发达的公开市场条件下，交易双方在交易地位平等、充分了解估价对象相关市场信息及交易双方独立和理智进行判断的前提下形成的公平抵押价格。该价格并不代表具体资产在涉及产权变动或资产形态转变时的实际交易价格。

⑤鉴于目前金融机构贷款风险管理办法等规定涉及抵押物变现价值的计算，考虑到报告使用人按其内部规定将自行判断将来可能的变现损失。因此为避免造成重复扣减，本次估价结果未扣除未来可能的变现损失，特提请报告使用人注意。

四、估价报告结果

（一）委托方：安徽文达信息工程学院

产权人：安徽文达信息工程学院

（二）受托估价单位：安徽金瑞安房地产估价事务所

地　　址：合肥市蒙城路109号

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安徽金瑞安房地产估价事务所

法 人 代 表： 刘向良

估价资格等级：三级

（三）估价对象：

1、估价对象权利状况

估价对象为位于安徽文达信息工程学院紫蓬山风景旅游区森林大道旁安徽文达信息工程学院内 28 栋综合楼及 46.91 平方米土地使用权，我公司根据委托方提供的《房地产权证》及《土地证》，结合相关资料确认估价对象房地产为安徽文达信息工程学院所有。明细情况如下：

安徽文达信息工程学院土地面积统计表

序号	国有土地使用权证证号	面积（平方米）	亩
1	肥西国用（2010）第 1436 号	27333.33	41
2	肥西国用（2010）第 1437 号	132293.33	198.44
3	肥西国用（2010）第 1448 号	287066	430.6
4	肥西国用（2010）第 1679 号	22446.44	33.67
合计		46.91 万平方米	703.71 亩

备注：395 亩预留地协议正在洽谈中

安徽文达信息工程学院校舍情况总计表

序	房地产权证证号	建筑面积	使用情况	备注（原房产证证

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安徽金瑞安房地产估价事务所

号		（m²）			号）
1	包字第 004955 号	4303.01	教学行政用房		包字第 000268 号
2	紫蓬字第 001026 号	4728.64		学生公寓	农兴字第 1100254 号
3	紫蓬字第 001386 号	4402.81			农兴字第 1100264 号
4	紫蓬字第 001387 号	5437.52		食堂、浴室	农兴字第 1100265 号
5	紫蓬字第 001388 号	1897.92	教学行政用房		农兴字第 1100266 号
6	紫蓬字第 001389 号	7884.78			农兴字第 1100267 号
7	紫蓬字第 001390 号	4327.17		学生公寓	农兴字第 1100268 号
8	紫蓬字第 001027 号	4917.40			农兴字第 001037 号
9	紫蓬字第 001028 号	2459.20	教学行政用房		农兴字第 008254 号
10	紫蓬字第 001029 号	5530.42			农兴字第 008255 号
11	肥西字第 10003202 号	4758.16		学生公寓	紫蓬字第 001038 号
12	肥西字第 10003203 号	3845.21	教学行政用房		紫蓬字第 001441 号
13	肥西字第 10003204 号	3910.58		学生公寓	紫蓬字第 001442 号
14	肥西字第 10003205 号	3910.58			紫蓬字第 001443 号

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安徽金瑞安房地产估价事务所

15	肥西字第10004213号	9518.97	教学行政用房		紫蓬字第014863号
16	肥西字第10004214号	9814.30		学生公寓	紫蓬字第016109号

序号	房地产权证证号	建筑面积（m^2）	使用情况		备注（原房产证证号）
17	肥西字第10004215号	8757.92	教学行政用房		紫蓬字第022241号
18	肥西字第10004216号	7097.17		学生公寓	紫蓬字第022242号
19	肥西字第10004217号	9630.84	教学行政用房		紫蓬字第022244号
20	肥西字第10005719号	13667.22			紫蓬字第027921号
21	肥西字第10005720号	8715.02			紫蓬字第027922号
22	肥西字第10005721号	11821.44		学生公寓	紫蓬字第027923号
23	肥西字第10005722号	5854.04		食堂、浴室	紫蓬字第027924号
24	肥西字第10007757号	13667.22	教学行政用房		肥西字第10004201号
25	肥西字第10007760号	14829.41			肥西字第10004202号
26	肥西字第10007758号	6866.32			肥西字第10005709号
27	肥西字第10007761号	5473.32			肥西字第10005710号

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安徽金瑞安房地产估价事务所

28	肥西字第10007759号	11251.27		学生公寓	肥西字第10005711号
29	正在建设	4350	体育馆		
30	正在建设	14829.41	教学行政用房		
31	合计		136226.19	82231.08	
32		218457.27 m²			

2、估价对象的位置

估价对象位于紫蓬山风景旅游区森林大道旁，南临紫蓬山环山公路，与大堰湾水库隔路相望，北临紫蓬山政府、医院派出所，东侧为森林大道，与外国语学院隔路相望，基地以西是农兴中学和紫蓬山休闲山庄，交通便捷，市政基础设施和配套设施齐全。

3、估价对象概况

建筑物描述：估价对象建筑面积218457.27 m²，2011年前建成，土地面积46.91平方米估价对象配套设施齐全。

土地状况描述：估价对象所占土地性质为出让用地，用途为综合用地，土地证载面积为46.91 m²，该宗地上现为安徽文达信息工程学院校区使用。

（四）估价目的：为确定房地产抵押贷款额度提供参考依据而评估房地产抵押价值。

（五）估价基准日：2011年12月31日

（六）价值定义：

估价中采用公开市场价格标准，即所评估出的客观合理价格应是在公开市场上最可能形成或成立的价格。房地产抵押价值为抵押房地产在估价时点的市场价格，等于假设未设立法宝优先受偿权利下的市场价格减去估价师知悉的法定优先受偿款。

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安徽金瑞安房地产估价事务所

（七）估价依据：

1、《中华人民共和国房地产管理办法》的有关规定；

2、《安徽省房地产估价管理办法》的有关规定：

3、《房地产估价规范》；

4、合肥市人民政府[93]257号《合肥市房地产估价管理暂行办法》

5、房地产权证。

6、房地产抵押管理指导意见

（八）估价原则：

本次评估遵循以下原则：

1、合法原则；

2、最高最佳使用原则；

3、替代原则；

4、估价时点原则。

（九）估价方法：

根据估价对象的具体情况和特点，经研究采用市场比较法及收益法评估估价对象房地产的价格。

房地产抵押价值=假定未设立法宝优先受偿权利下的市场价格-房地产估价师知悉的法定优先受偿款

（十）估价结果：

估价人员经过实地勘察和严密测算，确定估价对象在估价时点的市场价格总价为￥21.6亿元（人民币贰拾壹点陆亿元整）。

（十一）估价人员：

姓名	注册房地产估价师证号	签章
刘向良	3419980028	
吴小刚	3420060017	

勘察人员：吴学勇

（十二）估价作业日期：2011年12月26日至2011年12月31日。

（十三）估价报告有效期：自估价时起壹年内有效。

五、估价技术报告

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安徽金瑞安房地产估价事务所

（一）个别因素：

建筑物描述：估价对象建筑面积为 218457.27 ㎡（其中三幢综，2011 年前建成，估价对象配套设施齐全。

土地状况描述：估价对象所占土地性质为出让用地，用途为综合用地，土地证载面积为 46.91 ㎡该宗地上现为安徽文达信息工程学院校区使用，国有土地使用权证号见上表，终止使用日期为 2056 年 5 月 11 日。

（二）区域因素：估价对象位于紫蓬山风景旅游区森林大道旁，南临紫蓬山环山公路，与大堰湾水库隔路相望，北临紫蓬山政府、医院与派出所，东侧为森林大道，与外国语学院隔路相望，基地以西是农兴中学和紫蓬山休闲山庄，交通便捷，市政基础设施和配套设施齐全。

（三）市场因素：合肥市位于安徽省中部，是全省的政治、经济、文化和交通中心，1949 年定为安徽省省会，市区现辖 4 区 9 镇，市区面积 458 平方千米，市区人口 130 余万。合肥市工业发展迅速，已建成机械、电子、化工类齐全的工业城。由于受国家宏观经济的影响，合肥市提出了发展大都市的目标，新建区配套建设的住宅小区以及商贸都快速发展，住宅用房等都明显攀升。随着住宅小区的逐渐成熟，人住企业和单位的理一步增多，商业和住宅用房也会呈现价格平衡上涨势头。通过分析，我们认为合肥市房地产市场稳步发展，市场价格稳中有升，在近期合肥市房地产市场行情应无大的变化。

（四）估价方法：根据合肥市房地产市场状况，结合估价对象的使用性质，考虑到在同一供应圈的类似房地产出租实例较多，故采用市场比较法及收益法进行估价。

（五）最高最佳使用：房地产估价应当以估价对象的最高最佳使用为前提进行估价。最高最佳使用是指法律上允许、技术上可能、经济上可行、经充分合理论证，能使估价对象产生最高价值的使用。本估价对象以本报告中的使用功能为最高最佳使用。

（六）估价测算过程：

Ⅰ、采用市场比较法确定估价对象市场价格

1、可比实例 A 的确定

位于紫蓬山风景旅游区森林大道，交能便利，钢混结构，环境幽雅，与估价对象在使用功能、交易日期、地理位置都具有较强的相关性和可比性。

安徽金瑞安房地产估价事务所

2、可比实例B的确定

位于紫蓬山风景旅游区森林大道，交能便利，钢混结构，环境较好，与估价对象在使用功能、交易日期、地理位置都具有较强的相关性和可比性。

3、可比实例C的确定

位于紫蓬山政府旁，交能便利，钢混结构，环境较好，与估价对象在使用功能、交易日期、地理位置都具有较强的相关性和可比性。

4、编制实例比较表

比较实例	实例A	实例B	实例C
建筑年代	2010	2007	1998
用途	办公	办公	办公
所在楼层	1-2层	2层	3层
面积	1196.25 m^2	226.23 m^2	196.78 m^2
交易日期	近期	近期	近期
交易价格	3800元/ m^2	3500元/ m^2	2300元/ m^2

5、比准价格确定。

交易实例 / 比较因素	实例A	实例B	实例C
交易价格	3800元/ m^2	3700元/ m^2	3600元/ m^2
交易日期	100/100	100/100	100/100
交易情况	100/100	100/100	100/100
区域因素	100/105	100/105	100/104
个别因素	100/107	100/104	100/106
修正价格	3700元/ m^2	3680元 m^2	3543元/ m^2

估价对象比准价格:

单价:（3700+3680+3543）÷3=3641（元/ m^2）

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安徽金瑞安房地产估价事务所

总价：3641×218457.27=79540.29（万元）

Ⅱ、确定房地产抵押价值

综合分析上述方法的测算结果，即评估价值79540.29万元

房地产抵押价值=假定未设立法定优先受偿权利下的市场价格-房地产估价师知悉的法定优先受偿款

房地产抵押价值=79540.29-0=79540.29（万元）

确定土地使用权抵押价值：土地证载面积为46.91 m² 该宗地上现为安徽文达信息工程学院校区使用，折合亩数为703.71亩，国有土地使用权证号见上表，终止使用日期为2056年5月11日。该宗地2011年9月份市场交易价格为260万元每亩，剔除税费等因素，每亩价值为214万元每亩。

703.71 x 214=150593.94（万元）

确定"文达"教育品牌（商誉）：根据文达教育成长及未来发展情况和国内相关机构估算，其品牌价值观在人民币10亿元。

安徽文达信息工程学院创办于2001年6月，是一所由安徽文达集团投资举办、省政府同意、教育部批准的全日制普通本科院校。学院现有全日制本专科在校生7640人，继续教育在校生2860人。现有计算机工程系、电子信息工程系、机电工程系、汽车工程系、经济与管理系、艺术系、外语系、基础课教学部、思想政治课教学部和继续教育学院10个教学单位，计算机应用、机电和淮军3个研究所，41个本、专科专业，已成为一所以工学为主，管理学、文学等学科协调发展的应用型普通本科院校。

一、校园环境优美

学院坐落于合肥市国家4A级风景区紫蓬山下，堰湾湖边，环境优美。校园布局合理、风景独特。中部是以图书馆、教学楼为代表的教学区，南部是以实验中心为代表的实验实训区，北部两侧为生活区，中间为运动休闲区。校园建筑依山就势，

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安徽金瑞安房地产估价事务所

起伏跌宕，错落有致，白墙红瓦的建筑群在一片香樟翠柳的映衬下，分外别致。紫蓬湖、紫云湖波光粼粼，清澈见底，犹如镶嵌在美丽校园中的两颗明珠。到过文达信息工程学院的人，无不感叹："这里是读书学习的好地方"。

二、办学条件优越

校园占地1098亩。校舍建筑面积23万平方米，其中教学行政用房14万平方米。教学科研仪器设备总值3860万元。建有机械原理、高频电路、程序设计、手绘动画、会计模拟等实验室61个，数控、钳工和金加工等实训车间5个，多媒体教室95个，语音教室5个，百名学生配计算机34台，校外实习基地62个。

馆藏纸质图书62万册，电子图书58万册，中外文期刊420种，各类报纸60种，电子文献数据库7个，建有现代电子图书管理系统和计算机网络服务系统，与省高校文献信息保障系统实现资源共享。

建有标准塑胶田径运动场1个，篮、排球场20个，足球场、网球场、羽毛球场等各类体育设施齐全。5000平方米的体育馆功能齐全，各类设施完备，能举办多种单项省级体育比赛。

三、师资力量雄厚

学院现有专任教师381人，兼任教师67人。专任教师中，有正高职称的32人，副高职称的116人，副高以上教师占专任教师38.9%；博士、硕士研究生学历的135人，具有研究生学历教师占专任教师34.8%。他们中有5人享受国务院和省政府特殊津贴，2人为安徽省教学名师，9人担任重点高校硕士研究生导师，20人担任全国和省级学术团体会长、副会长、常务理事、秘书长。

2006年以来，学院教师获国家和省部级科研项目9个，省教育厅和信息产业厅科研项目15个；在省级以上学术期刊发表论文209篇，其中在国外期刊、国际学术会议与中文核心期刊发表论文73篇，被SCI、EI收录的43篇，出版教材、专著36部。

四、教学管理规范

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安徽金瑞安房地产估价事务所

学院坚持以教学为中心,先后建立管理制度30多项，如每日一查制度、每月一通报制度、期中检查制度、期末小结制度和学年总结制度等。制定了教学质量标准,严抓监控与考核，形成了教学质量监控与保障体系。学院教学管理的制度化、规范化，受到省教育厅充分肯定。

学院积极实行学历+职业资格的“双证书”教育，在教学过程中将社会职业资格考试课程嵌入教学计划，使学生在毕业时既能拿到毕业证书，又能通过考试拿到人社部、工信部、商务部、美国微软公司、美国思科公司等颁发的34种职业资格证书或专业技能水平证书中的1—2种。学生持证率达到83.7%。

五、文化氛围浓郁

学院凝练了“明德至善，勤学躬行”的校训；明确了“育人为本，德育为先，知识为基，能力为重”的教育思想；确立了“以质量求生存，以特色谋发展，以服务求支持，以就业为导向”的办学理念。

学院将9栋教学楼分别以皖籍科技文化名人命名，如“庄子楼”、“毕升楼”、“稼先楼”、“振宁楼”等。所有教学楼内都设有“名人名言”字牌，并建立了以反映皖籍科技文化名人和信息技术发展历史浮雕柱为主题的校园文化广场和一批富有人文气息、反映时代精神的雕塑。

学院团委、学生会积极组织大学生开展各类文体与社团活动。内容丰富、形式多样的学生活动，丰富了校园文化，拓展了大学生素质。

2006年以来，学院先后有64名学生在全国和省级各类大赛中获奖。其中，2006年获“中国国际青少年书画摄影展”绘画类青年组铜奖；2009年获安徽省第三届职业院校技能大赛一、二等奖；2010年获“全国大学生现代物流技能大赛总决赛”三等奖和“安徽省大学生职业技能大赛”动画制作二等奖，等等。

六、办学亮点突出

（一）形成了产学研结合的办学模式

学院紧紧依托省软件、电子、模具等行业协会及其相关企业，组成产学研合作指导委员会，形成了产学研结合的办学模式。现已有美的家电、长城制冷、昌河汽

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安徽金瑞安房地产估价事务所

车、红星机械等62家大中型企业加盟。每年举行一次全体会议，讨论人才培养与社会需求，安排学生到相关企业实习，组织教师参与企业技术攻关，与企业联合申报课题等。“产学研结合”的办学模式，促进了教师水平的提高。自2004年以来，学院教师先后为合肥瑞锦数码科技有限公司、合肥皖信信息工程公司等8家企业解决了10多项技术难题，既为社会创造了经济效益，又提高了自身解决实际问题的能力。2006年以来，学院与安徽应流集团、合肥科振实业公司等企业联合申报并获批省级自然科学研究项目6项。

（二）学院是国家“计算机应用与软件技术紧缺人才培养基地”

2003年，教育部、信息产业部确定学院为国家计算机应用与软件技术紧缺人才培养基地。2005年，教育部、财政部（教财字[2005]295号）划拨专项资金320万元，用于加强该基地建设。这在安徽民办高校中是唯一的。

（三）学院在全国高职院校人才培养工作水平评估中获“优秀”等级

学院教学管理制度化、规范化，效果显著。在2008年教育部组织的全国高职院校人才培养工作水平评估中，获“优秀”等级。这在安徽民办高校中是仅有的。

（四）学院拥有6个省级特色专业

2008年以来，在省教育厅、财政厅实施的高校质量工程建设项目中，学院先后有“软件技术”、“动漫设计与制作”、“会计与审计”、“应用电子技术”、“商务英语”和“数控技术”6个专业获批省级特色专业；“2+1”人才培养模式改革被确定为“省高校重大教改项目”；3位青年教师被评为省教坛新秀。“数控技术实验实训中心”获批省级示范实验实训中心。所获重要项目的数量特别是拥有6个省级特色专业，在安徽民办高校中是最多的。

（五）学院毕业生就业工作连续受到教育部和省教育厅表彰

2004年以来，学院毕业生就业率一直保持在98%以上，多次受到上级表彰。用人单位普遍反映：文达学院的毕业生综合素质好，动手能力强。一大批毕业生已成

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安徽金瑞安房地产估价事务所

为单位的基层领导和业务骨干，涌现了一批自主创业的成功学子。

2005年，学院被教育部高校毕业生指导中心授予“全国高校学生就业示范民办高校”称号；2008至2010连续3年荣获省教育厅“全省高校毕业生就业工作先进集体”称号。

站在新起点，再创新辉煌。2010年，学院“专升本”获得国家高校设置评议委员会高票通过；2011年4月7日，教育部正式下文批准学院升格为本科层次高校。学院将以科学发展观为指导，认真贯彻落实教育规划纲要，进一步加大投入，不断改善办学条件，提高教育质量，在创新办学模式、培育办学特色和提高办学水平上狠下功夫，努力把学院建成一所水平较高、特色鲜明、国内知名、民办一流的应用型普通本科院校。

办学亮点

1、学院是国家“计算机应用与软件技术紧缺人才培养培训基地”

2003年，教育部、信息产业部确定学院为国家计算机应用与软件技术紧缺人才培养培训基地。2005年，教育部、财政部（教财字[2005]295号）划拨专项资金320万元，用于加强该基地建设。这在安徽民办高校中是唯一的

2、学院在全国高职院校人才培养工作水平评估中，获“优秀”等级

学院先后建立教学管理制度30多项，制定了教学质量标准，严抓监控与考核，初步形成了教学质量监控与保障体系。特别是每学期期中，学院都进行一次近一个月的教学检查。从院长到学生，全员参与，领导听课，学生评教评管，教师评教评学，促进了教学质量的提高。学院教学管理的制度化、规范化，受到省教育厅充分肯定。在2008年教育部统一部署、各省教育厅负责组织的全国高职院校人才培养工作水平评估中，获“优秀”等级。这在安徽民办高校中是仅有的。

3、学院拥有6个省级特色专业

2008年以来，在省教育厅、财政厅实施的高校质量工程建设项目中，学院先后有“软件技术”、“动漫设计与制作”、“会计与审计”、“应用电子技术”和“商务英语”、“数控技术”6个专业获批省级特色专业；“2+1”人才培养模式改革被确定为“高校重大教改项目”；张少巍、李穗、赵翠荣三位青年教师被评为省教坛

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安徽金瑞安房地产估价事务所

新秀。“数控技术实验实训中心”获批省级示范实验实训中心。所获重要项目的数量特别是拥有 6 个省级特色专业，在安徽民办高校中是最多的。

4、学院毕业生就业工作受到教育部和教育厅表彰

2005 年，学院被教育部高校毕业生指导中心授予“全国高校学生就业示范民办高校”称号；2008 至 2010 连续 3 年荣获省教育厅“全省高校毕业生就业工作先进单位”称号。

（七）估价结果确定：

评估人员根据委托方指定的评估目的，遵循公正的评估原则，按照科学的评估程序，运用适当的评估方法，评估位于合肥市紫蓬山风景旅游区森林大道旁安徽文达信息工程学院 28 幢综合楼及 46.91 平方米土地使用权和“文达”教育品牌（商誉）在估价时点 2011 年 12 月 31 日，以了解抵押价值为目的的正常市场价格为：

估价总结果：79540.29+150593.94+100000=330134.23 万元

大写：叁拾叁亿零壹佰叁拾肆万贰仟叁佰元整

19

本证书由中华人民共和国建设部批准颁发。

本证书合法持有人有权使用注册房地产估价师名称，执行房地产估价业务，有权在房地产估价报告上签字。

This certificate is approved and issued by the Ministry of Construction of the People's Republic of China.

The legal bearer of this certificate has the right to use the title of Certified Real Estate Appraiser, to carry out real estate appraisal practice and to sign on the real estate appraisal report.

中华人民共和国建设部

发证机关

No. 00025791

姓　名 / Full Name
齐同良

性　别 / Sex
男

身份证件号码 / Identity Card No.
340103196509223531

注 册 号 / Registration Number
3419980028

执业机构 / Employer
安徽金瑞安房地产估价事务所有限公司

专(非专)职 / Full-time (Part-time)
专职

有效期至 / Expiration Date
2011-4-7

持证人签名 / Bearer's Signature

本证书由中华人民共和国建设部批准颁发。

本证书合法持有人有权使用注册房地产估价师名称，执行房地产估价业务，有权在房地产估价报告上签字。

This certificate is approved and issued by the Ministry of Construction of the People's Republic of China.

The legal bearer of this certificate has the right to use the title of Certified Real Estate Appraiser, to carry out real estate appraisal practice and to sign on the real estate appraisal report.

中华人民共和国建设部

发证机关

No. 00014612

姓　名 / Full Name
吴小刚

性　别 / Sex
男

身份证件号码 / Identity Card
340122196709170031

注 册 号 / Registration Number
3420060017

执业机构 / Employer
安徽金瑞安房地产估价事务所有限公司

专(非专)职 / Full-time (Part-time)
专职

有效期至 / Expiration Date
2009-9-17

持证人签名 / Bearer's Signature

房地产价格评估机构资格证书

机构名称：安徽金瑞安房地产估价事务所有限公司

法人代表：齐向良

地　　址：安徽省合肥市蒙城路109号省地税大厦19层

执照号码：3401002011956

资格等级：叁　级

证书编号：GA083006

有效期限：二〇〇八年六月三日－二〇〇九年十二月三十一日

发证机关

二〇〇八年六月三日

中华人民共和国建设部制

企业法人营业执照

（副　本）

注册号　3401002011956(1—1)

名　　称　安徽金瑞安房地产估价事务所有限公司

住　　所　合肥市蒙城路109号19层

法定代表人姓名　齐向良

注册资本　壹佰万圆整

实收资本　壹佰万圆整

公司类型　有限责任公司（自然人出资）

经营范围　房地产估价、可行性研究与投资分析，房地产咨询、策划，市场调研。

成立日期　2003年06月11日

营业期限　2003年06月11日　至　2013年12月31日

须　知

1.《企业法人营业执照》是企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3.《企业法人营业执照》正本应当置于住所的醒目位置。
4.《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5. 登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6. 每年三月一日至六月三十日，应当参加年度检验。
7.《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8. 办理注销登记，应当交回《企业法人营业执照》正本和副本。
9.《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况

2006年检 合肥市工商局直属局 2007.5.18	2007年检 合肥市工商局直属局 2008.6.27		

【每年三月一日至六月三十日报送年检材料】

2005年06月23日